SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Fifth Street Asset Management Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

31679P109

(CUSIP Number)

Leonard M. Tannenbaum

777 West Putnam Avenue, 3rd Floor

Greenwich, CT 06830

(203) 681-3600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 16, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31679P109

1.	Names of Reporting Persons. Leonard M. Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,404,147

	8.	Shared Voting Power

	9.	Sole Dispositive Power 10,404,147

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,404,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 51.8%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A constitutes Amendment No. 1 to the Schedule 13D by Leonard M. Tannenbaum on September 27, 2017.

Item 3.	Source and Amount of Funds or Other Consideration

The third paragraph of Item 3 is replaced with the following two paragraphs:

The Issuer and the Holdings Limited Partners entered into a cutback agreement (the “Cutback Agreement”), effective September 26, 2017, pursuant to which the Holdings Limited Partners agreed to observe certain limitations on their rights to exchange limited partnership interests in FSH for Shares, if the Issuer’s Board of Directors or its audit committee determines that it is advisable, for tax purposes or other reasons, to limit the extent of such exchange. On September 26, 2017, the audit committee of the Issuer’s Board of Directors determined that the closing (the “Closing”) of the transactions contemplated by the Asset Purchase Agreement, dated as of July 13, 2017, by and among Fifth Street Management LLC, Oaktree Capital Management, L.P., the Issuer (solely for the purposes set forth therein) and FSH (solely for the purposes set forth therein) will constitute a “Change of Control Transaction” (as defined in the Exchange Agreement), and further, as permitted by the Cutback Agreement, determined to limit Mr. Tannenbaum’s exchange of limited partnership interests for Shares in connection with the Closing, taking into account the exchange of any other limited partnership interests in FSH to be concurrently exchanged and tax projections prepared by the Issuer’s outside tax advisor. On October 16, 2017, Mr. Tannenbaum indirectly exchanged 2,078,337 limited partnership interests in FSH for an equal number of Shares, and an equal number of Class B shares held directly by Mr. Tannenbaum was cancelled. Immediately after such exchange, Mr. Tannenbaum directly and indirectly held 30,111,438 limited partnership interests in FSH and 30,074,531 shares of Class B common stock of the Issuer.

On October 17, 2017, 432,519 restricted stock units (“RSUs”) granted to Mr. Tannenbaum in January 2017 vested. Upon such vesting, one Share became issuable for each RSU and will be issued by the Issuer within 60 days of such vesting. Upon such issuance, 144,959 Shares will be forfeited by Mr. Tannenbaum for tax liabilities incurred in connection with such vesting.

Item 4.	Purpose of Transaction

Item 4 is amended to delete the captions and the disclosure under the captions “Asset Purchase Agreement” and “Second Amended and Restated Certificate of Incorporation.”

Item 5.	Interest in Securities of the Issuer

Subsections (a) and (b) of Item 5 are amended and restated as follows:

(a) and (b)

As of the date of this filing, Mr. Tannenbaum directly and indirectly holds, and has sole voting and investment power over, 10,404,147 Shares, including 927,776 Shares held by him directly and 8,714,348 Shares held by FSC CT II, Inc. (of which Mr. Tannenbaum is the sole stockholder) and 762,023 Shares held by the Tannenbaum Family 2012 Trust (of which Mr. Tannenbaum is the investment advisor). Mr. Tannenbaum directly or indirectly holds a total of 30,111,438 limited partnership units in FSH, but has excluded from his calculations of beneficial ownership herein any Shares that may be acquired upon exchange of such limited partnership units. Based on information contained in the Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 on Form 14A filed by the Issuer on September 18, 2017 (the “Special Meeting Proxy Statement”), as supplemented by certain Form 4 filings made by insiders of the Issuer on October 18, 2017 and October 19, 2017 and other information available to Mr. Tannenbaum, there were 20,097,002 Shares issued and outstanding on October 17, 2017. Based on that amount, Mr. Tannenbaum is the beneficial owner of approximately 51.8% of the total issued and outstanding Shares as determined pursuant to Rule 13d-3(d)(1)(i) promulgated pursuant to the Securities Exchange Act of 1934.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to: (1) delete “the Asset Purchase Agreement (in Item 4)” in the first sentence, (2) delete the caption and the disclosure under the caption “Voting Proxy in Favor of Asset Purchase Agreement and Other Matters,” and (3) amend and restate the disclosure under the caption “Issuer Equity Awards” as follows:

Issuer Equity Awards

Mr. Tannenbaum holds vested Issuer options to purchase 1,329,371 Shares at a price of $18.70 per Share and, following the vesting of RSUs on October 17, 2017 described in Item 3, 243,979 unvested RSUs, each of which is further described in the Special Meeting Proxy Statement. Mr. Tannenbaum will be entitled to accelerated vesting in certain circumstances, as further described in the Special Meeting Proxy Statement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 20, 2017

/s/ Leonard M. Tannenbaum
Leonard M. Tannenbaum